FreeSeas Announces Results of Annual Meeting,

Notice of Delisting from Nasdaq and Intention to Appeal

Athens, Greece, December 20, 2012 -- FreeSeas Inc. (Nasdaq: FREE) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today that, at the annual meeting of the Company, the Company’s shareholders elected Xenophon Galinas to the Board of Directors for three years, approved a reverse split of the Company’s issued and outstanding common stock at a ratio of up to one (1) for every twelve (12) shares outstanding and ratified the appointment of Sherb & Co., LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2012.

The Company also announced today that it has received a letter from the Nasdaq listing qualifications staff stating that the Company's common stock will be delisted from the Nasdaq Global Market because the Company has not, during the 180-day grace period previously granted by Nasdaq, regained compliance with the Nasdaq continued listing requirement that the bid price of the Company's common stock be at least $1.00 per share as set forth in Nasdaq Listing Rule Section 5450(a)(1). The Company may appeal such decision to a Nasdaq Hearings Panel within seven days from the date of the determination letter.

The Company currently intends to appeal such decision and intends to submit to Nasdaq a plan to regain compliance with such continued listing requirement. As a result of the submission of such appeal, the delisting of the Company's common stock from the Nasdaq Global Market will be stayed until such time as a determination has been made on the Company's appeal.

The Company's plan of compliance will include, among other things, plans to consummate the reverse stock split of the Company’s issued and outstanding common stock as approved at the annual meeting. The Company's board of directors has determined it is in the Company's and its shareholders' best interest to defer the consummation of such reverse stock split until such time as it has formulated a complete plan of compliance to present to the Nasdaq Hearings Panel. The Company has also applied to list its shares on the Nasdaq Capital Market, which application has not yet been approved.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

FreeSeas Inc. December 20, 2012	Page 2

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,'' “intends,'' “plans,'' “believes,'' “anticipates,'' “hopes,'' “estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Alexandros Mylonas, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

info@freeseas.gr

www.freeseas.gr